Exhibit 3.1

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED BYLAWS OF

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

This is an Amendment dated July 22, 2010 (the “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Innovative Solutions and Support, Inc., a Pennsylvania corporation (the “Company”).

Background

The Board of Directors (the “Board”) of the Company wishes to amend the Bylaws to provide, among other things, that any director elected by the Board to fill a vacancy on the Board shall stand for re-election at the next regularly scheduled meeting of shareholders.

Amendment

1.             Sections 3-1(c) and 3-1(d) of Article III of the Bylaws are hereby amended and restated in their entirety as follows:

“(c)   Classified Board of Directors.   The Directors shall be classified, with respect to the duration of the term for which they severally hold office, into three classes (denominated Class I, Class II and Class III) as nearly equal in number as reasonably possible. The Board of Directors shall increase or decrease the number of Directors in one or more classes as may be appropriate whenever it increases or decreases the number of Directors in order to ensure that the three classes shall be as nearly equal in number as reasonably as possible. The current term of office of the Class I Directors shall expire at the annual meeting of shareholders in 2013, the current term of office of the Class II Directors shall expire at the annual meeting of shareholders in 2011 and the current term of office of the Class III Directors shall expire at the annual meeting of shareholders in 2012. At the annual meeting of shareholders, subject to Section 3-1(d) hereof, the successors of the class of Directors whose term expires at the meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.  When a Director is elected, such director’s class shall be identified.

(d)   Term; Vacancies.   Each Director shall hold office until the expiration of the term for which he was selected and until his successor has been selected and qualified or until his earlier death, resignation or removal. Any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of Directors, may be filled by a majority vote of the remaining members of the Board (though less than a quorum) or by a sole remaining Director or by the shareholders. A director elected by the Board of Directors to fill a vacancy on the Board shall be elected for an initial term expiring at the next annual meeting of shareholders, regardless of the class to which such director is elected.  If that director is re-elected by the shareholders at such annual meeting, the director shall then serve for a term expiring at the annual meeting when the term of a Director in such class would naturally expire.”

2.             Except as amended hereby, the Bylaws shall continue in effect in accordance with their terms.